April 25, 2008

VIA FACSIMILE AND EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Winn-Dixie Stores, Inc.
Form 10-K for the Fiscal Year Ended June 27, 2007
Filed August 28, 2007
Definitive Proxy Statement filed on Schedule 14A
Filed September 26, 2007
Form 10-Q for Fiscal Quarter Ended January 9, 2008
Filed February 19, 2008
File No. 1-3657

Dear Mr. Owings:

This letter sets forth the responses of Winn-Dixie Stores, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended June 27, 2007, Definitive Proxy Statement filed September 26, 2007 and the Form 10-Q for the quarter ended January 9, 2008. The Staff’s comments were provided to the Company in a letter dated March 17, 2008. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Form 10-K for Fiscal Year Ended June 27, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Comment 1:	Please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. In this regard, please discuss

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April 25, 2008

known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Also, you should discuss the impact of any changes on your earnings. Further, please discuss in reasonable detail:

• Economic or industry-wide factors relevant to your company, and

• Material opportunities, challenges, and

• Risk in the short and long term and the actions you are taking to address them.

See SEC Release No. 33-8350.

Response 1:	In response to the Staff’s comment, beginning with our annual report on Form 10-K for the fiscal year ending June 25, 2008, we will revise future filings to include in the Management’s Discussion and Analysis an overview section that specifically addresses our current performance as well as future expectations. Our disclosure will describe economic or industry-wide factors relevant to our company, material opportunities and challenges, and short and long term risk, and actions taken to address these factors. We will also describe the actions and strategies that the company expects to pursue to address these matters.

Results of Operations, page 15

Comment 2:	We note that your analysis of results for 2007 combines the results of the predecessor and successor companies. We do not accept a presentation and discussion of combined results of a predecessor and successor since this is prohibited by GAAP. You may present a pro forma discussion of the results of fiscal 2007 compared to actual fiscal 2006. In addition to explaining the reasons for period to period differences, your pro forma analysis should explain how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. For example, the potential those pro forma results might not necessarily be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you may include within MD&A a pro forma income statement prepared in accordance with Article 11 of Regulation S-X for the year ended June 27, 2007 to facilitate a period-to-period comparison. Pro forma presentations for periods prior to the most recent fiscal year are generally prohibited unless such a presentation would facilitate the three year analysis and such presentation was limited to items comprising gross margin.

Response 2:	We believe that the combined financial information that we have presented for fiscal year 2007 provides useful information to the investor by helping to facilitate a year-to year discussion. We also recognize that combining the predecessor and successor is not in accordance with GAAP as stated in SOP 90-7, paragraph .40.

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April 25, 2008

As such, we have limited the use of combined predecessor and successor results to our discussions in MD&A to facilitate a year-to-year discussion and did not combine the predecessor and successor in the financial statements or footnotes.

We believe that Article 11 of Regulation S-X does not require a pro forma presentation for registrants emerging from Chapter 11 and thus does not contemplate a registrant providing such information. Our combined results are merely cumulative and do not give pro forma effect to the predecessor’s results as if the consummation of the Plan and related fresh-start reporting and other adjustments had occurred at the beginning of the period presented. We believe the non-GAAP information presented relative to combined financial results of the predecessor and successor complies with Item 10(e) of Regulation S-K.

Sales and gross margin as a percentage of sales were not affected by any fresh start accounting adjustments. As such, there would be no pro forma adjustment for the sales and cost of sales line items. Other operating and administrative expenses for the successor were impacted primarily by reduced depreciation and amortization of property, plant, equipment and leasehold improvements, offset by increased amortization of new intangible assets. In this regard, we will expand our disclosures in future filings to state that fresh start adjustments had no impact on sales or gross margin as percentage of sales. In addition, in future filings we will revise our disclosures of other operating and administrative expenses to separate successor and predecessor periods and discuss them separately rather than as combined. The disclosure will quantify in a tabular format the impact on the successor of the amounts related to the fresh start impact of depreciation and amortization related to revised values of property plant and equipment, rent expense, and amortization of new intangibles including favorable leases and unfavorable leases.

Comment 3:	In making comparisons of pre- and post-Effective date periods, please quantify the effects of reorganization accounting on such periods. For example, it appears that reduced depreciation expense would be affected in the successor periods. Further, it is not clear the extent that unfavorable leases offset increased lease expense from favorable leases. Finally, it is not clear what, if any, effect the revaluation of inventory would have on gross margin. Please quantify supplementally and discuss in future filings the effect of changes in asset and liability values to the extent they affect the successor periods.

Response 3:	As described in the response to comment 2, we will revise our MD&A in future filings to quantify the effects of fresh start accounting on the successor and predecessor periods presented.

We confirm your understanding regarding the reduction in depreciation. Information on the amortization of favorable and unfavorable leases can be derived from the information in Note 7 to our annual financial statements included in the Form 10-K and the line item on the statement of cash flows titled change in favorable and unfavorable leases, net. The additional disclosure that will be included in MD&A (described in our response to comment 2) will also provide this information.

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April 25, 2008

The revaluation of inventory had no effect on gross margin. The adjustment related to inventory was only the elimination of the LIFO reserve thereby stating the inventory at FIFO cost which is deemed to be market value.

The following table reflects the effect of changes in asset and liability values on the successor 32 weeks ended June 27, 2007.

Increase (decrease) in other operating and administrative expense as a result of fresh-start changes in asset and liability values Amounts in millions

Successor 32 weeks ended June 27, 2007
Depreciation reduction related to fresh start revaluation of assets	(20.3)
Pharmacy prescription file amortization	2.4
Favorable lease amortization	9.4
Unfavorable lease amortization	(7.4)

Discontinued Operations and Restructuring, page 21

Comment 4:	We note your predecessor reported gains on sale/retirement, net and LIFO liquidations in the determination of gain (loss) on disposal of discontinued operations. Please help us understand why such items represent a component of the gain/loss on disposal as opposed to income from discontinued operations. We assume such gains and LIFO liquidations resulted from the sale of the assets and inventory of closed stores. Please explain in detail with particular emphasis given to the appropriateness of gain classification associated with the LIFO liquidation. Tell us why it is not classified in operations of the discontinued component.

Response 4:	Gains on sale/retirement, net represent the net of gains and losses associated with the sales of assets or loss on disposal of assets upon the sale or closure of the stores classified as discontinued operations. We believe the classification of these items as a component of the gain/loss on disposal, as opposed to income from discontinued operations, is appropriate as they are directly related to the disposal of the stores.

The income resulting from the liquidation of LIFO layers resulted from the sale of inventory in the closed stores and warehouses. We believe gain classification is appropriate based on the guidance in the AICPA issues paper titled “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories”. Paragraph 5-37 states, “Advisory Conclusion. The task force believes (9 yes, 0 no) the effects on income of LIFO inventory liquidations resulting from business disposals should be reported as part of the gain or loss from disposal of the operations.”

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April 25, 2008

Historical Cash Flow Data, page 25

Comment 5:	We note you have chosen to report cash flows from discontinued operations with cash flows from continuing operations within operating, investing and financing activities. To the extent material, please supplement your discussion to quantify those cash flows. In addition, please describe how the absence of cash flows, or absence of negative cash flows, related to the discontinued operations is expected to impact the company’s future liquidity and capital resources.

Response 5:	In response to the Staff’s comment, in future filings, the discussion of liquidity in MD&A will include the amount of cash used in operations related to discontinued operations for each year, presented exclusive of working capital changes. The absence of negative cash flows related to discontinued operations had no impact on our financing levels or credit facility terms or covenants and is therefore not expected to impact the company’s future liquidity and capital resources.

Note 1, Fresh Start Reporting

Comment 6:	We note your disclosure that all conditions required for the adoption of fresh start reporting were met on November 21, 2006. You disclose the effects of fresh start reporting were reported as if they occurred on November 15, 2006. Please explain where in SOP 90-7 the concept of an alternative date is discussed. Further, you disclose that November 15, 2006, was to the end of your immediately preceding accounting period. We note your predecessor’s use of 12, 16, 12, 12 week quarters respectively. To the extent your determination of the length of quarters has changed, please advise us of the basis for your determination of quarters to something other than what is generally accepted in the retail industry.

Response 6:	We recognize that SOP 90-7 does not specifically make reference to a convenience date and recommends that the Fresh-Start Reporting Date coincide with the confirmation date. Our fiscal calendar is comprised of 13 four-week accounting periods and our quarters are comprised of 3, 4, 3 and 3 accounting periods. Given the administrative difficulties in reporting results on other than a period-end basis, we evaluated the materiality impact of using a date that was 6 days prior to emergence and concluded it was not material. We chose the date of November 15, 2006 as it was the end of the four-week accounting period closest to the actual effective date of emergence from bankruptcy of November 21, 2006.

There was no change to the length of our quarters upon emergence from Chapter 11. We have historically used 12, 16, 12, and 12 week quarters in our previous filings.

Comment 7:	Please provide us the detailed purchase adjustments for the gross valuation adjustment to property plant and equipment, intangibles and other assets and the

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April 25, 2008

related pro rata reduction for the deficiency of reorganization value to non-current assets. We assume the substantial majority of the fair value adjustment to non-current liabilities is due to unfavorable leases. If otherwise, please advise. On a related note, please explain to us in detail why creditors would be willing to accept a reorganization value less than the fair value of the assets. In this regard, an explanation of the way you obtained fair value of the assets versus reorganization value versus liquidation value of the assets may be helpful to our understanding. We assume reorganization value was the basis upon which the priority of debt holders’ claims would be settled in. If otherwise, please clarify our understanding.

Response 7:	The detailed purchase adjustments included in Note 1 to our annual financial statements included in the Form 10-K for the gross valuation adjustment to property, plant and equipment, intangibles and other assets and the related pro-rata reduction for deficiency of reorganization value are as follows:

Pro Rata Reduction of Non-Current Assets Amounts in millions
	Predecessor November 15, 2006	Plan of Reorganization Adjustments	Fair Value Adjustments	Fair Value	Pro Rata Reduction	Successor November 15, 2006
Property, plant and equipment, net	468.9	—	(79.5)	389.4	(158.1)	231.4
Intangibles and other assets	75.0	7.1	581.6	663.7	(250.1)	413.7

Total non-current assets	543.9	7.1	502.1	1,053.2	(408.1)	645.0

The plan of reorganization adjustments of $7.1 million relate to debt issuance costs of the exit financing. The fair value adjustments to intangibles and other assets are comprised primarily of favorable leases, pharmacy prescription files and trade name and trademark.

We obtained the fair value of the assets and liabilities in order to allocate the reorganization value to the assets and liabilities in accordance with SFAS 141. As disclosed in Note 1, fair value of the assets and liabilities was determined based on consideration of a number of factors, including valuations or appraisals, and in the case of liabilities based on present values. Generally, the basis used for fair value was on an “in-use” basis rather than a liquidation basis. In addition, the fair value of assets included certain intangibles which were not previously recorded, including favorable leases and trade names and trademarks.

The reorganization value was determined based on the application of various valuation methods including:

•     a guideline company approach, in which valuation multiples observed from industry participants were considered and comparisons were made between our expected performance and the performance of other industry participants to determine appropriate multiples to apply to our financial metrics;

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• review and analysis of several recent transactions of companies determined to be similar to us; and

•     a calculation of the present value of the future cash flows based on our projections as included in the disclosure statement related to the plan of reorganization. The cash flows, taken from the plan, were projected over five years, using discount rates of 15% to 25% and an assumed tax rate of 35%.

In the disclosure statement related to the plan of reorganization, the reorganization value of Winn-Dixie was reported to be approximately $625 million to $890 million, with an approximate midpoint of $759 million. This value represented the estimated present value of our future earnings potential discounted at rates reflective of the turnaround risk, rather than a liquidation value of our assets. As noted in SOP 90-7 paragraph .09, “Several methods are used to determine the reorganization value; however, generally it is determined by discounting future cash flows for the reconstituted business that will emerge from Chapter 11 and from expected proceeds or collections from assets not required in the reconstituted business, at rates reflecting the business and financial risks involved.” As discussed in Note 1 to our financial statements included in the Form 10-K, discount rates of 15% to 25% were used in the discounted cash flows calculation. As a result, the present value of the expected cash flows was discounted to reflect the business and financial risks of our turnaround. This value was determined to be lower than the sum of the tangible and intangible fair values of assets.

The priority of debt holders’ claims was not based upon the reorganization value.

As described in the disclosure statement to the plan of reorganization, we note that if no plan was confirmed, the case may have been converted to a case under Chapter 7 in which the company’s assets would have been liquidated. The estimated recovery for claimants in a hypothetical liquidation under Chapter 7 of the Bankruptcy Code was estimated to be substantially less than the fair value or reorganization value.

We confirm your understanding of the makeup of the fair value adjustment to non-current liabilities. The total fair value adjustment to non-current liabilities was $144.6 million. The amount recorded for unfavorable leases was $146.7 million.

Note 3, Marketable Securities, page 44

Comment 8:	We note $2.5 million of your available for sale securities mature from one to five years from the balance sheet date. It appears you have classified these assets as current. If our understanding is correct, please support how you determined classification as current asset is appropriate. Reference is made to SFAS 115 paragraph 17. Similarly, we assume your fixed income securities fall in one of the categories of paragraph 19 of that Statement. If not, please note the disclosure requirements of that paragraph. Please also note paragraphs 21a and 21d of SFAS no. 115 regarding realized gains/losses.

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April 25, 2008

Response 8:	Chapter 3A of ARB 43 indicates in paragraph 4 that “the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” That paragraph further indicates that the term also comprehends “marketable securities representing the investment of cash available for current operations.” Paragraph 5 indicates that “a one-year time period is to be used as a basis for the segregation of current assets in cases where there are several operating cycles occurring within a year.”

We believe the classification of these assets as current is appropriate as we had the intent and ability to realize these assets in cash within one year. These assets were subsequently converted to cash within 12 months of the balance sheet date, during the second quarter of fiscal 2008.

Because these assets fall within the categories described in paragraph 19 of SFAS 115, we do not believe additional disclosures are necessary. In addition, the realized and unrealized gains related to these assets are separately stated in the statement of shareholders’ equity and are immaterial for additional disclosure in the footnotes.

Note 9, Income Taxes, Page 52

Comment 9:	We note your disclosure that you are in the process of executing a settlement with the Internal Revenue Service with regards to the examination of your federal income tax returns for years 2003 and 2004. The effect of your tax positions has not been recognized in financials in accordance with FIN 48 because you believe the adjustments required will be offset by your net operation loss carry forwards (NOLs). We note the discussion on pages 18 and 53 that the ultimate utilization of your NOLs is uncertain. Please explain to us whether any additional tax due for years 2003 and 2004 could be offset by the pre-petition NOL’s. Further, we note based on disclosure from your Form 10-Q, January 9, 2008, page 10, that ultimately you reached a settlement with the IRS. Please explain the outcome and any adjustments that resulted.

Response 9:	As disclosed in Note 9 of our financial statements included in the Form 10-K, the adjustments related to the settlement will be fully offset by a portion of our net operating losses and no additional tax should be incurred. As disclosed in Note 5 of our financial statements included in the Form 10-Q, no payment of additional tax was required as a result of the settlement.

The settlement reached with the IRS did not result in any adjustments to the conclusion stated in our Form 10-K regarding the use of NOLs. All adjustments included in the settlement were temporary timing differences that turned within a very short time frame. The utilization of our NOLs beyond those related to this settlement remains uncertain because such utilization is dependent upon our ability to generate future taxable income.

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April 25, 2008

Comment 10:	For our understanding, can you explain why NOL carryforwards will increase by an amount equal to the market value of shares distributed as of the date of the distribution? In this regard a description of the tax implications of distribution of shares may be helpful to our understanding.

Response 10:	We are continuing the process of settling the remaining outstanding claims which arose during bankruptcy. Depending upon the class of bankruptcy claims within which a particular claim falls, one of two tax results arises upon settlement, both of which would result in an increase in the NOL carryforward as follows:

•     For claims that were attributable to landlord claims, retirement plan claims, or other secured liability claims, we receive a tax deduction upon settlement because we are settling a liability that, absent bankruptcy, would give rise to a tax deduction upon payment. The tax deduction is equal to the value of consideration, including stock, paid in settlement of the claim.

•     For claims that are attributable to noteholder claims and vendor/supplier claims, settlement of a claim results in cancellation of debt income (COD income) equal to the difference between the amount of the allowed claim and the value of consideration, including stock, paid in settlement of the claim. COD income arises because we are satisfying a liability that would not give rise to a deduction upon payment at less than its face amount. We previously recorded within our fiscal 2007 tax return the maximum amount of COD income we could incur assuming a zero value for consideration given in settlement of the remaining outstanding claims within these two classes of claims.

Note 16, Insurance, page 69

Comment 11:	Please reconcile the amounts disclosed as your self-insurance liability balance as of June 27, 2007, and June 28, 2006 of $203.5 million and $208.2 million with the two line-items identified on your balance sheet as reserves for self insurance. In future filings please summarize the activity in the reserve in Schedule II.

Response 11:	The two line items identified on our balance sheet as reserves for self insurance include workers’ compensation, general and auto liability insurance as well as liabilities related to our self insurance liability for group medical.

In future filings we will include both liabilities in Schedule II.

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April 25, 2008

Definitive Proxy Statement filed on Schedule 14A

Peer Group Analysis, page 18

Comment 12:	We note your disclosure that in negotiating Mr. Lynch’s new contract that you relied upon “comparative compensation data.” It appears that you used benchmarks to set Mr. Lynch’s compensation. Please disclose the benchmarks you used and their components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. In this regard, please revise your disclosure to clarify what components of the benchmark assisted you in determining which components of Mr. Lynch’s compensation. As such, please clarify whether you are referring to salary, bonus or all aspects of compensation.

Response 12:	On page 18 of the proxy statement, we stated that compensation data was “one of the factors considered by the Committees in negotiating the employment agreement with Mr. Lynch”. The compensation data was not used as a benchmark to set his compensation.

Beginning in mid-2006, we initiated negotiations with Mr. Lynch for a new employment agreement to take effect upon emergence. The pre-emergence Committee and the Creditors Committee were involved in the negotiation process with Mr. Lynch. The Committees considered a number of factors in determining the compensation for Mr. Lynch, including his leadership in guiding us through the Chapter 11 process, the levels of compensation provided to him in fiscal year 2005 and 2006 and our objectives of motivating him to have the Company conclude the Chapter 11 proceedings and emerge from bankruptcy, retaining his services through fiscal year 2010 and aligning his interests with those of our shareholders.

Neither the pre-emergence Committee nor the Creditors Committee targeted total compensation or any element of compensation for Mr. Lynch at any particular percentile or quartile based on levels of compensation paid by other companies. Rather, the compensation data was provided to the Committees after the negotiation of the key provisions had occurred as one of several factors considered by the Committees in approving Mr. Lynch’s post-emergence compensation package.

Annual Incentive Plan Bonus, page 20

Comment 13:	We note that you have provided the percentage of target achievement levels necessary to earn a bonus under your Annual Incentive Plan Bonus, but you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their bonus. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for

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the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response 13:	As disclosed in our proxy statement, for the fiscal 2007 Annual Incentive Plan the named executive officers had between three and six performance measures established by the Compensation Committee. All of the named executive officers had adjusted EBITDA as one of the performance measures. The remaining performance measures for the named executive officers included financial and operational goals of sales, retail gross margin, shrink, inventory turnover, operating and administrative expense, service level and in-stock level.

For the fiscal 2008 Annual Incentive Plan, all of the named executive officers have three performance measures. Two of the performance measures, adjusted EBITDA and sales, are the same for all named executive officers. The third measure is different for each named executive officer, and includes both financial and operational goals relating to enterprise leadership, optimizing cash flow, shrink and gross margin. Because a number of the fiscal 2007 performance measures have not been continued for the fiscal 2008 plan, our response will focus on the performance measures that will continue to be in place for fiscal 2008, as these are the measures that will be discussed in the compensation discussion and analysis for our 2008 proxy statement.

For both the fiscal 2007 and fiscal 2008 plans, performance measures include adjusted EBITDA, sales and gross margin, all three of which are financial measures for which the Compensation Committee sets quantitative targets. In the 2007 proxy statement, we did not disclose the quantitative targets because we concluded at the time that disclosure likely would cause significant competitive harm to us. However, we have reconsidered the analysis and have concluded that we can disclose the quantitative performance targets for adjusted EBITDA, sales and gross margin in future filings. In addition, the fiscal 2008 plan includes the performance measure of shrink. After considering the competitive harm analysis, we have also concluded that we can disclose the quantitative performance target for shrink in future filings.

With respect to several of the 2008 Annual Incentive Plan performance goals, including enterprise leadership and optimizing cash flow, there are no quantitative targets set by the Compensation Committee. Rather, the Committee discusses its qualitative expectations with the executives and evaluates performance at the end of the fiscal year. The 2008 proxy statement will describe these qualitative goals.

Severance Arrangement for Mr. Lynch, page 30

Comment 14:	On page 31 in the chart, please provide a total amount line for each of the last two termination scenarios.

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April 25, 2008

Response 14:	In future filings, we will provide a total amount line for each of the named executive officers to show the amount the named executive officers would receive as a result of a termination, change in control, retirement, death or disability, including for Mr. Lynch.

Certain Relationships and Related Transactions, page 43

Comment 15:	We note that you have adopted a Code of Ethics; however, it is not clear how transactions are reviewed and approved. Please revise your disclosure to describe your policies and procedures for review, approval, ox ratification of related party transactions. See Item 404(b) of Regulation S-K. Also indicate whether the related party transaction you describe in this discussion was reviewed in accordance with this policy and, if not, state why it did not require such review. Further, it does not appear that the lease referred to in the discussion has been filed as an exhibit with the Commission. Please advise.

Response 15:	As described on page 43 of the proxy statement, the Audit Committee is responsible for overseeing the Code of Business Conduct and Ethics and Code of Ethics for Senior Executive and Financial Officers. The codes require that all of our employees and directors avoid conflicts of interest, defined as situations where the person’s private interests conflict, or even appear to conflict, with the interests of the Company as a whole. In addition, at least annually each director and executive officer completes a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest. It is our policy that any potential conflict of interest transaction with an executive officer or director or any transaction that triggers disclosure under Item 404(b) of Regulation S-K as a result of these inquiries is required to be reviewed and approved or ratified by the Audit Committee. The transaction described in the proxy statement was approved by the Audit Committee in accordance with this policy.

We supplementally advise the Staff that in March 2008, the board of directors adopted the Winn-Dixie Stores, Inc. Policy on Related Party Transactions that describes in greater detail the policies and procedures for reviewing and approving or ratifying related person transactions. The policy is intended to supplement the Code of Business Conduct and Ethics, and is administered by the Audit Committee.

In future filings, we will provide additional detail regarding our policy for reviewing and approving related person transactions, including a description of the Policy on Related Party Transactions. If there is a related person transaction required to be disclosed under Item 404(a), we will state whether the transaction was approved in accordance with the policy.

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April 25, 2008

In response to the Staff’s question about whether the lease referred to in the discussion was filed as an exhibit under the requirements of Item 601 of Regulation S-K, we advise the Staff as follows:

• we consider the lease to be a contract made in the ordinary course of business and it is not required to be filed under Item 601(b)(10)(i);

•     the lease is not a contract under which our business is substantially dependent, is not a material lease under which part of our property is held and is not a contract in which a director, officer, promoter, etc. is a party, and it is not required to be filed under Item 601(b)(10)(ii); and

• the lease is not a management contract or compensatory plan, contract or arrangement and it is not required to be filed under Item 601(b)(10)(iii).

For these reasons, we do not believe the lease is required to be filed as an exhibit under the requirements of Item 601 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended January 9, 2008

Comment 16:	As applicable, please apply the above comments to your future quarterly reports on Form 10-Q. In this regard, please specifically evaluate the impacts of comments 2 and 5.

Response 16:	As applicable, we will apply the above comments to future quarterly reports on Form 10-Q.

* * * * *

In connection with its responses set forth herein, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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April 25, 2008

Please feel free to call the undersigned at (904) 783-5000 with any questions concerning the Company’s responses to the Staff’s comments.

Very truly yours,

Bennett L. Nussbaum Senior Vice President and Chief Financial Officer